CONFIDENTIAL PORTIONS OMITTED

June 3, 2015
Ms. Lyn Shenk
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, Mail Stop 4561
Washington, D.C. 20549

Re:	Six Flags Entertainment Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 19, 2015
File No. 001-13703
Dear Ms. Shenk:
Please be advised that the undersigned is the duly elected Vice President and Chief Accounting Officer of Six Flags Entertainment Corporation (the "Company"). This letter sets forth the responses of the Company to the comments received from the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") in the Staff's letter dated May 20, 2015. For the Staff's convenience, we have repeated each of the Staff's comments in italics followed by the Company's responses.
Capitalized terms used herein but not defined shall have the definitions ascribed to them in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2014 ("Form 10-K").
Pursuant to the Commission's request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management’s Discussion and Analysis
Critical Accounting Policies
Revenue Recognition, page 30

1.
We note your disclosures of two agreements you entered into to assist third parties in the planning, design, development and operation of Six-Flags branded theme parks outside of North America. You state that each significant deliverable qualifies as a separate unit of accounting and you allocate revenue based on its relative selling price as determined by your best estimate of selling price. In that regard, please identify for us all of the deliverables in the agreements. Explain to us how you consider the guidance within ASC 605-25-25-4 and 605-25-30-6C in determining each deliverable to have standalone value and the reasonableness of your best estimate of selling price.

U.S. Securities and Exchange Commission
June 3, 2015

The Company has entered into two memorandums of understanding ("MOU") to develop Six Flags-branded theme parks outside of North America. Pursuant to the MOUs, the Company has agreed to provide (a) services to design and develop the theme parks (“Design and Development Services”), (b) subject to execution of a separate management services agreement, management services in connection with opening and operating the theme parks (“Management Services”), (c) subject to execution of a separate license agreement, a license to use the Company's name and certain other Company-owned intellectual property in connection with branding various areas, rides, and attractions of the theme parks as well as for marketing and promotional purposes ("License”) and (d) regional exclusivity of the Company's services and intellectual property (“Exclusivity”). Revenue recognized under the MOUs represented less than 2% of the Company’s total revenue for the fiscal year ended December 31, 2014 and the Company does not anticipate that revenue recognized under these agreements over the next several periods will be material. The following sets forth our consideration of ASC 605-25-25-4 and ASC 605-25-30-6C in determining each deliverable to have standalone value and the reasonableness of our best estimate of selling price.
Standalone Value
ASC 605-25, Revenue Recognition - Multiple Element Arrangements, presumes that multiple contracts entered into at or near the same time with the same entity were negotiated together and should be treated as a single arrangement. While the Design and Development Services, Management Services, License and Exclusivity will ultimately be governed by separate contracts, they represent, in both form and substance, a single arrangement and will be evaluated as such for separability under ASC 605-25.
ASC 605-25 provides guidance on the separability of deliverables included in an arrangement into different units of accounting. Specifically, ASC 605-25-25-5 requires deliverables (a) that have standalone value and (b) for which delivery is deemed probable and in control of the vendor to be considered separate units of accounting. The terms of the MOUs and eventually the license agreements and management services agreements are such that the delivery of services is substantially in our control and is deemed probable based on our extensive experience and expertise in opening and managing theme parks. As such, the deliverables satisfy the second criterion for separability.
In accordance with ASC 605-25-25-5, an item has standalone value if it is “sold separately by any vendor.” In consideration of this, it is our assumption that the existence of similar products from competing brands that, while not identical, could be used in place of a product or service satisfies the “sold separately” criterion. Additionally, standalone value may also exist if the value of the product or service is transferred to the customer independent of any other deliverables as the customer was able to obtain the value intended from the product or service. The following is an assessment of the standalone value and ultimate separability of each deliverable.
Design and Development
Each MOU requires the Company to provide Design and Development Services. The Design and Development Services deliverable can be further subdivided into seven deliverables: [**], [**], [**], [**], [**], [**] and [**]. The following describes each deliverable and includes an assessment of standalone value and separability into different units of accounting:
•[**]
The [**] consists primarily of [**]. As a result of our involvement and the intent of the MOU, the [**] will have a Six Flags bias. However, products from competing brands that are similar in nature, albeit with different unique qualities, do exist. This is evident by the existing theme parks under global brands that are currently operating or under development in various regions throughout the world. Furthermore, it is reasonable to assume that activities similar to those under the [**] can be and are marketed on a standalone basis. The existence of comparable products that serve as readily available alternatives is an indication that standalone value does exist and, as such, the [**] must be accounted for as a separate unit of accounting.
•[**]
The [**] consists primarily of [**]. Our counterparties will benefit from our expertise throughout the implementation of the[**], however, similar to the [**] discussed above, it is reasonable to assume that a market exists for similar services from competing brands and that similar services can be and are marketed on a standalone basis. As such, the [**] must be accounted for as a separate unit of accounting.
•[**]

**CONFIDENTIAL PORTIONS OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION

U.S. Securities and Exchange Commission
June 3, 2015

The [**] consists primarily of [**]. Consistent with the discussion above, a market for similar services with competing brands does exist and it is reasonable to assume that similar services can be and are marketed on a standalone basis. As such, [**] must be accounted for as a separate unit of accounting.
•[**]
[**] consists of the preparation and execution of the [**] process, including the use of expertise in [**], and the administration of awarded contracts as contract manager. Upon the completion of the [**], our counterparties will have obtained the intended value as our expertise and experience will have been utilized to [**]. As the intended value of the MOU will have been transferred upon the completion of [**], and because the value of [**] is not contingent on the receipt of any other deliverable, there is a presumption that standalone value exists. As such, [**] must be accounted for as a separate unit of accounting.
•[**]
Under [**], we will provide a project manager and other team members as necessary to oversee, advise and assist in the implementation, delivery and installation of [**]. We have extensive experience designing and constructing rides from which our counterparty will benefit. However, many other companies (e.g., ride manufacturers and construction/engineering firms) can and do provide similar services. As such, it is reasonable to assume that this deliverable is sold separately by multiple vendors, which indicates that [**] has standalone value and must be accounted for as a separate unit of accounting.
•[**]
Under [**], we will provide a dedicated project manager responsible for general oversight of the construction of the theme parks. While we have expertise in the design and development of theme parks, the services of many other companies (e.g., architectural/engineering/construction firms and competing theme park operators) could be used in place of the oversight we will provide. As such, it is reasonable to assume that this deliverable is sold separately by multiple vendors, which indicates that [**] has standalone value and must be accounted for as a separate unit of accounting.
•[**]
The [**] consist primarily of [**]. While our expertise regarding theme park operations provides significant value to our counterparties, we are not the only company capable of providing these services and comparable consulting services from other competing theme park operators or consulting firms could be used in place of the [**] we will provide. As such, standalone value exists and the [**] must be accounted for as a separate unit of accounting.
License / Exclusivity
The license agreements will provide for the exclusive use of certain intellectual property owned by the Company for branding, theming, marketing and operating the theme parks within a specified region. The grant of the License and Exclusivity are routine and customary, the purpose of which is for the customer to gain exclusive access to a particular brand and/or expertise. Upon execution of the licensing agreement, our counterparty will have obtained the intended value from the transaction, the exclusive right to certain of our intellectual property within a specified region. Additionally, competing products (e.g., license rights to competing or other similar brands) are readily available as transactions involving such rights are routine and customary. As the counterparty will have obtained the value intended from the license agreement upon execution and because intellectual property license rights are routinely marketed and acquired on a standalone basis, the license agreement has standalone value and must be accounted for as a separate unit of accounting.
Management Services
Pursuant to the management services agreements, we will undertake general management, operational and business support activities to ensure that the Six Flags-branded theme parks are operated in a manner consistent with other existing Six Flags-branded theme parks, specifically in the areas of [**]. Historically, we have entered into similar management service agreements with parks that were not wholly owned by us (e.g., the Lodge and the Partnership Parks). As we have previously sold these services separately, standalone value exists and Management Services must be accounted for as a separate unit of accounting.

**CONFIDENTIAL PORTIONS OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION

U.S. Securities and Exchange Commission
June 3, 2015

Reasonableness of our Best Estimate of Selling Price
For arrangements in which separate units of accounting have been identified, ASC 605-25 requires that the arrangement consideration be allocated to each unit of accounting based on their relative selling prices. Under the relative-selling-price method, the selling price of each unit of accounting is determined based on vendor-specific objective evidence (“VSOE”) of selling price, third-party evidence (“TPE”) of selling price if VSOE is not available, or the vendor’s best estimate of selling price (“BESP”) if neither VSOE nor TPE are available.
ASC 605-25-30-6A defines VSOE of selling price as “the price charged for a deliverable when sold separately” or, if not previously sold, “the price established by management.” The determination of VSOE of selling price generally will require an analysis of recent standalone sales to determine if the historical selling price falls within a reasonably narrow range, such that an estimate of selling price can be made. While not explicit in the guidance, the nature of this requirement is such that there is an expectation that minimal variability in pricing will exist. As such, without a history of standalone sales and absent a firm price set by management, which once established is not expected to change, the determination and use of VSOE of selling price would not be appropriate. As it relates to the units of accounting identified in the deliverables, we have limited, if any, data on previous standalone sales of these items and a firm price has not been established by management. As such, VSOE of selling price does not exist for any of the units of accounting.
ASC 605-25-30-6B defines TPE of selling price as the price of “any competitor’s largely interchangeable products or services in standalone sales to similarly situated customers.” It is reasonable to assume that TPE of selling price of the units of accounting within the deliverables does exist. However, the determination of such price is unlikely without undue cost and effort (see ASC 605-25-30-2) as the selling prices of similar services are not publicly disclosed for competitive reasons.
Absent VSOE or TPE of selling price, the selling price of each deliverable must be determined using the vendor’s BESP. ASC 605-25-30-6C defines BESP as an estimate of “the price at which the vendor would transact if the deliverable were sold by the vendor regularly on a standalone basis.” The guidance in ASC 605-25 further clarifies that contractually stated prices within an arrangement “shall not be presumed to be representative” of selling price. The guidance gives a large degree of flexibility in the determination of BESP and does not explicitly require any particular considerations. As such, the determination of BESP requires significant judgment. As neither VSOE nor TPE of selling price exists for any of our deliverables, we have determined the BESP for each unit of accounting as follows:
Design and Development Deliverables
To estimate the standalone selling price of the Design and Development deliverables, we apply a cost plus reasonable margin approach. In our determination of a reasonable margin, we consider the current market conditions, specifically the premium available in a specific region, the perceived value of our experience and other offerings to our counterparties, various risk factors, and our required return and profit objectives. After consideration of these and other factors, we arrive at a market and risk adjusted margin that we allocate across all deliverables, with the exception of certain deliverables that require a larger degree of unique knowledge and that provide incremental value to our counterparties (e.g., [**], [**] and [**]). The calculated selling prices of each unit of accounting are then aggregated and adjusted relative to the total arrangement consideration, net of the amounts allocated to the License, Exclusivity and Management Services deliverables discussed below.
License, Exclusivity and Management Services Deliverables
A cost plus margin approach to estimating the BESP of the License, Exclusivity and Management Services deliverables is not appropriate. While we have provided similar arrangements in the past, we do not feel our history of standalone sales of these items is sufficient to represent VSOE of selling price. As such, to estimate the BESP of these deliverables, in addition to our history of related transactions, we consider our current perception of the market, the perceived value of these offerings to our counterparties and others, our required return and the overall profit objectives for the arrangement as a whole. Based on these factors, we determine a price that supports the value of the deliverables if sold on a regular basis. The agreed-upon prices in the MOU, license agreement and management services agreement do not, and will not, differ materially from these estimates. As such, the stated prices for these deliverables were adjusted relative to the total arrangement consideration, net of the amounts allocated to the Design and Development deliverable discussed above.

**CONFIDENTIAL PORTIONS OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION

U.S. Securities and Exchange Commission
June 3, 2015

Notes to Consolidated Financial Statements
Note 16: Business Segments, page 75

2.
We note your definition of segment measure Park EBITDA to be park earnings before interest, tax expense, depreciation and amortization. However, we note your presentation of aggregate Park EBITDA as theme park revenues less theme park cash expenses. Please reconcile for us the difference between your presentation and definition.

Response
In Note 16 on page 75 of the Form 10-K ("Note 16"), we define Park EBITDA as park earnings before interest, tax expense, depreciation and amortization. References to park specific measures are made with the intent to clarify that corporate and non-park related items are excluded from this segment measure. Furthermore, in the second paragraph of Note 16, we clarify that park level expenses, a component of Park EBITDA, exclude all non-cash operating expenses and all non-operating expenses.
We acknowledge the Staff's comment and agree that further clarity could be achieved in both the definition and presentation of Park EBITDA. As such, in future filings we intend to clarify the definition and modify the presentation of Park EBITDA as follows:
Definition
"The primary performance measures used to allocate resources are Park EBITDA (defined as park-related operating earnings excluding the impact of interest, taxes, depreciation, amortization and any other non-cash income or expenditures) and Park Free Cash Flow (defined as Park EBITDA less park-related capital expenditures)."
Presentation

	Year Ended December 31,
(Amounts in thousands)	2014	2013	2012
Income from continuing operations before discontinued operations	$113,489	$156,324	$395,766
Interest expense, net	72,589	74,145	46,624
Income tax expense (benefit)	46,522	47,601	(184,154)
Depreciation and amortization	108,107	128,075	148,045
Corporate expenses	48,595	40,449	44,838
Stock-based compensation	140,038	27,034	62,875
Non-operating park level (income) expense, net:
Loss on disposal of assets	5,860	8,579	8,105
Gain on sale of investee	(10,031)	—	(67,319)
Equity in loss of investee	—	—	2,222
Loss on debt extinguishment	—	789	587
Other expense, net	356	1,054	2,733
Park EBITDA	$525,525	$484,050	$460,322
We look forward to discussing with you any additional questions you may have regarding the Company's filing. Please do not hesitate to call me at (972) 595-5169.
Sincerely,

/s/ Leonard A. Russ
Leonard A. Russ
Vice President and Chief Accounting Officer

cc:	Lance C. Balk, General Counsel, Six Flags Entertainment Corporation
Danielle Benderly, Perkins Coie LLP